Exhibit (a)(5)(B)

Energy Partners, Ltd.

201 St. Charles Ave., Ste 3400

New Orleans, LA 70170-3400

Telephone: (504) 569-1875

Richard A. Bachmann

Chairman and CEO

March 26, 2007

To Our Stockholders:

As described in the enclosed materials, Energy Partners, Ltd., a Delaware corporation (“EPL”), is offering to purchase for cash up to 8,700,000 shares of its common stock, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2007, and in the related Letter of Transmittal (together, as they may be amended and supplemented from time to time, the “Offer”). EPL is inviting its stockholders to tender their Shares at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Any stockholder whose Shares are properly tendered directly to Mellon Investor Services LLC, the depositary in the Offer, and thereafter purchased by EPL pursuant to the Offer, will receive the net aggregate Purchase Price in cash, without interest, promptly after the expiration of the Offer, thus avoiding the usual transaction costs associated with open market sales. If you hold Shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs apply. Tendered Shares that EPL does not purchase will be returned to the tendering stockholder promptly.

If more than 8,700,000 Shares have been properly tendered at the expiration date of the Offer, EPL will purchase all Shares tendered on a pro rata basis from all stockholders. Stockholders have the opportunity to designate the order in which Shares will be purchased in the event that not all Shares tendered are purchased as a result of proration.

If you do not wish to participate in the Offer, you do not need to take any action.

We explain the terms and conditions of the Offer in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. If you want to tender your Shares, we explain the necessary steps in detail in the enclosed materials.

The Board of Directors of EPL has approved the Offer. However, neither EPL nor its Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares. You should read carefully the information in the Offer to Purchase, including our reasons for making the Offer, and in the Letter of Transmittal before making your decision whether to tender your shares in the Offer. EPL’s directors and executive officers have advised us that they may tender at least a portion of their Shares in the Offer.

The Offer will expire at 12:00 Midnight, New York City time, on April 20, 2007, unless EPL extends the Offer. If you have any questions regarding the Offer or need assistance in tendering your Shares, please contact MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 or Banc of America Securities LLC, the dealer manager for the Offer, at (212) 583-8426 or (888) 583-8900 Ext. 8426 (toll free).

Sincerely,

Richard A. Bachmann

Chairman of the Board and Chief Executive Officer